Exhibit 21.1

List of Subsidiaries

The following is a list of the Company’s subsidiaries, each of which is a New York corporation except for Virginia Healthcare Center, LLC which is a Virginia Limited Liability Company:

1.	Gyrodyne Coaxial Helicopter Company, Inc.

2.	Flowerfield Realty, Inc.

3.	Flowerfield Properties, Inc.

4.	Virginia Healthcare Center, LLC